Exhibit 99.2

Announcement

CABLE & WIRELESS APPOINTS CHAIRMAN

Cable and Wireless plc announced today (10 January 2003) that Richard Lapthorne will become non-executive Chairman of the company with immediate effect. Sir Ralph Robins will now retire as Chairman, as first announced in May 2002. He will remain a non-executive director until 28 February 2003.

Richard Lapthorne has already announced his intention to retire from the chairmanship of Amersham plc following its AGM on 7 May 2003. He is also non-executive Chairman of Morse PLC, Avecia plc, Tunstall Holdings Ltd and TI Automotive.

Ends

Notes to Editors

Richard Lapthorne joined the Board of Amersham International plc in 1988 as a non-executive director, becoming Chairman in 1996, Deputy Chairman of Nycomed Amersham plc in 1997 and Chairman of Amersham Plc in 1999.

He was Finance Director of British Aerospace plc from July 1992 and was appointed Vice Chairman in April 1998, retiring in September 1999. During his time at BAe, he was a key member of the management team responsible for transforming the company into Europe’s leading aerospace and defence company. He has held a number of positions in industry since his first job working for Unilever in 1965, ranging from Chief Accountant for Food Industries Ltd in 1971, Commercial Director of Synthetic Resins Ltd in 1975 to Commercial Director of Crosfield Chemicals in 1981. He joined Courtaulds plc in October 1983 as Group Financial Controller and was appointed Finance Director in May 1986. He was awarded the CBE for services to the British aerospace industry in 1997.

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Media
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10 January 2003

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com